Room 4561

June 6, 2005

Cristobal Conde
President and Chief Executive Officer
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Re:	SunGard Data Systems Inc.
	Amendment No. 1 to Schedule 13E-3 - File No. 5-38060
	Revised Schedule 14A - File No. 1-12989
      Filed May 23, 2005

Dear Mr. Conde:

      We have reviewed your amended filings and have the following comments.

General

1. We note your response to prior comment no. 1. Merger Co was formed by the funds to effect the transaction. As indicated in the
Current Issues Outline, we will look through acquisition vehicles. We believe that the right to designate a board member coupled with the significant equity holdings of renders each fund a control person of Merger Co within the meaning of Exchange Act Rule 12b-2. As control persons, we believe each fund should be identified as filing person.

Schedule 14A

2. We note your response to our prior comment no. 10. Revise the disclosure to summarize the differences between each presentation made by Credit Suisse First Boston. Provide similar disclosure for the Lazard presentations.

3. In addition, the presentations relating to the spin-off should also be summarized in the document and filed as exhibits to the
Schedule 13E-3. We disagree with your analysis that these materials are not materially related to the transaction. The fact that reports were not specifically commissioned for the going private transaction is not dispositive of the applicability of Item 1015 for these purposes. Please see In the Matter of Meyers Parking System, Inc.,
Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

Summary

Summary Term Sheet, pp. 1-2

4. Please include a short discussion of the fairness opinions received by you from Credit Suisse First Boston and Lazard in your summary term sheet. We believe that such opinions are of material interest to your stockholders and should be discussed briefly in the summary term sheet. Please see Section II.F.2.a of Release No. 33-
7760.

Board Recommendation, p. 7

5. We note your response to comment no. 16 in our letter dated May 12, 2005. Please clarify your disclosure to specifically note that
Messrs. Conde and King did not vote to approve the merger agreement.
Please also explain to us the basis upon which Messrs. Conde and King recommend a vote for the merger agreement in light of their absence at the board meeting held to finally consider and approve the transaction.

Interests of the Company`s Directors and Executive Officers in the Merger, pp. 8-9

6. We note your response to comment no. 12 in our letter dated May 12, 2005. It appears to be the case that your inability to determine the amount of such payments results from the ever changing mix of vested and unvested stock options held by your management participants as time progresses. If so, it appears a reasonable estimate of the payments or a schedule of estimated payments could be determined in light of the short window of time you expect the merger to be consummated. Please advise and/or revise as appropriate.

Special Factors

Background of the Merger, pp. 15-22

7. We note your response to our prior comment no. 22. Please discuss what terms were negotiated with respect to management.

Reasons for the Merger, pp. 22-27

8. We note your response to our prior comment no. 24. As indicated, please revise to expressly indicate whether the board of directors believes the Rule 13e-3 transaction is fair to your unaffiliated stockholders. Provide corresponding disclosure for each filing person.

Opinion of Credit Suisse First Boston LLP, pp. 27-35

9. We note your response to our prior comment no. 27. We are unable to locate a summary of the procedures followed, assumptions made and limitations on the scope of the review as required by Item
1015(b)(6)
of Regulation M-A.

10. In addition, you continue to state that the information you provide is "qualified in its entirety." Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.

11. We reissue prior comment no. 28. Please revise to disclose all material forecasts provided to the advisors and any projection that management helped either advisor develop.

Position of Merger Co as to Fairness, pp. 43-47

12. We believe your reference to liquidation value on page 45 is insufficient.  See Question and Answer No. 20 of Release No. 34-
17719
(...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

Certain Effects of the Merger, pp. 47-49

13. We reissue prior comment no. 41. Provide the requested disclosure for each filing affiliate on an individual basis. The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the public stockholders. For example, revise to include the effect the Rule 13e-3 transaction will have upon each filing person`s interest in net book value and net earnings of the issuer in terms of both dollar amounts and percentages.
See
Instruction 3 to Item 1013 of Regulation M-A.

Certain Projections, pp. 67-69

14. You indicate that numerous assumptions and estimates as to future events were made. As appropriate, either clarify that the disclosure on page 68 addresses all the material assumptions and estimates made or revise to set forth all material assumptions and estimates.

Representations and Warranties, pp. 76-79

15. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Additional Information, p. 122

16. It is unclear why you are incorporating by reference additional documents filed after the date of the proxy statement and before the date of the special meeting. Note that Schedule 13E-3 does not provide for the forward incorporation by reference of future
Exchange
Act reports.  Please advise.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 if you have questions or comments. If you need further assistance, you may contact me at (202) 551-3345.

	Sincerely,


	Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

cc:	Via Facsimile
	Clare O`Brien, Esq.
	Creighton O`M. Condon, Esq.
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022-6069
	(212) 848-4000
	Fax: (646) 848-7179